

SECUR[...]IMISSION

03053469

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8- 48481

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BETA CAPITAL MANAGEMENT L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 BRICKELL AVENUE
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH. DC 161 SECTION

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WERNER GROB 305-358-8844
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE	MIAMI	FLORIDA	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WERNER GROB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BETA CAPITAL MANAGEMENT, L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING DIRECTOR

Title



Adriana Candelaria
My Commission CC826339
Expires May 14, 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.


SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2003
WASH. D.C.
SECTION

BETA CAPITAL MANAGEMENT, L.P.

REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2002







KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners
Beta Capital Management, L.P.
Miami, Florida

We have audited the accompanying statement of financial condition of Beta Capital Management, L.P. as of December 31, 2002, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beta Capital Management, L.P. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
January 24, 2003

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 4)	$	4,443,692
RECEIVABLE FROM BROKER (NOTE 4)		528,413
PROPERTY AND EQUIPMENT (NOTE 2)		77,498
OTHER ASSETS (NOTE 6)		167,635
	$	5,217,238

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Commissions payable	$	1,730,818
Management fees payable (Note 6)		135,608
Accounts payable and accrued liabilities		645,466
Capital withdrawals payable (Note 6)		1,505,346
Total liabilities		4,017,238
LEASE COMMITMENTS (NOTE 5)		
PARTNERS' CAPITAL (NOTE 6)		1,200,000
	$	5,217,238

See accompanying notes.

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions (Note 6)	$ 14,002,404
Interest and dividends	227,786
Total revenues	14,230,190
EXPENSES	
Clearing charges	952,532
Commissions	7,175,946
Depreciation and amortization (Note 2)	32,967
Insurance	180,153
Management fees (Note 6)	385,608
Other general and administrative	395,867
Professional fees	97,402
Quotations and research	220,331
Rent (Note 5)	125,005
Salaries and related	3,034,619
Telephone and communications	124,414
Total expenses	12,724,844
NET INCOME	$ 1,505,346

See accompanying notes.

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2002

	Total	General Partner	Limited Partners
PARTNERS' CAPITAL AS OF DECEMBER 31, 2001	$ 1,000,000	$ 28,578	$ 971,422
CAPITAL CONTRIBUTIONS (NOTE 6)	200,000	5,720	194,280
CAPITAL WITHDRAWALS (NOTE 6)	(1,505,346)	(43,025)	(1,462,321)
NET INCOME	1,505,346	43,025	1,462,321
PARTNERS' CAPITAL AS OF DECEMBER 31, 2002	**$ 1,200,000**	**$ 34,298**	**$ 1,165,702**

See accompanying notes.

BETA CAPITAL MANAGEMENT, L.P.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,505,346
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		32,967
Changes in operating assets and liabilities:		
Receivable from broker	(	445,805)
Other assets		16,179
Commissions payable		1,562,582
Management fees payable	(	9,440)
Accounts payable and accrued liabilities		271,424
Total adjustments		1,427,907
Net cash provided by operating activities		2,933,253
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(	5,301)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		200,000
Capital withdrawals	(	916,183)
Net cash used in financing activities	(	716,183)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,211,769
CASH AND CASH EQUIVALENTS - BEGINNING		2,231,923
CASH AND CASH EQUIVALENTS - ENDING	$	4,443,692
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Supplemental Disclosure of Non-Cash Operating and Financing Activities:		
Effective December 31, 2002, the Partnership accrued capital withdrawals (Note 6)	$	1,505,346

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Beta Capital Management, L.P. (the Partnership) is registered with the Securities and Exchange Commission as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Partnership acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Partnership considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Defined Contribution Plan

The Partnership maintains a 401(k) plan covering substantially all employees, with the Partnership matching 3% of non-key employee payroll deferrals when required.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership is not subject to income taxes as the taxable income or loss is reportable on the tax returns of its partners.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Furniture and fixtures	$	43,822
Leasehold improvements		47,275
Office equipment		179,515
		270,612
Less accumulated depreciation and amortization	(	193,114)
	$	77,498

Depreciation and amortization expense amounted to $32,967 for the year ended December 31, 2002.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Partnership's "Net Capital" was $884,867, which exceeded the requirements by $617,051, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 4.54 to 1.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Partnership's securities transactions are provided by a brokerage firm whose principal office is in New York City. At December 31, 2002, the $528,413 due from clearing broker and $4,423,591 of cash and cash equivalents included in the accompanying financial statements, are due from and held by this broker.

NOTE 5. LEASE COMMITMENTS

The Partnership is obligated under non-cancelable operating leases and service contracts for office space and equipment.

Approximate future minimum payments under non-cancelable operating leases and service contracts for years subsequent to December 31, 2002 are as follows:

2003	$ 221,000
2004	110,000
2005	86,000
	$ 417,000

Rent expense on facilities amounted to $125,005 for the year ended December 31, 2002.

NOTE 6. RELATED PARTY TRANSACTIONS

Management Fees

The Partnership agreement provides for, among other things, a management fee payable to the general partner in an amount equal to 10% of gross revenues less commissions to brokers employed by the Partnership and referral fees and similar payments paid to other firms in the same line of business as the Partnership. For the year ended December 31, 2002, the Partnership incurred $385,608 of management fees, of which $135,608 were unpaid at December 31, 2002.

Capital Activity

For the year ended December 31, 2002, the Partnership had recorded capital withdrawals of $1,505,346, all of which was payable at December 31, 2002. Also, there were $200,000 of capital contributions during the year.

NOTE 6. RELATED PARTY TRANSACTIONS (Continued)

Beta Capital Advisors SARL (A Swiss Corporation)

For the year ended December 31, 2002, the Partnership earned commissions of $587,658 of which $135,481 was receivable at December 31, 2002, from Beta Capital Advisors SARL, an entity related by virtue of common ownership. This receivable is included in other assets in the accompanying statement of financial condition.

Criterium Capital Management

For the year ended December 31, 2002, the Partnership earned $270,625 of commissions from Criterium Capital Management, an entity related by virtue of common ownership.

SUPPLEMENTARY INFORMATION

BETA CAPITAL MANAGEMENT, L.P.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO PARTNERSHIP'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2002

CREDITS		
Partners' capital	$	1,200,000
DEBITS		
Property and equipment		77,498
Other assets		167,635
Excess deductible on insurance policy		70,000
Total debits		315,133
NET CAPITAL		884,867
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $4,017,238		267,816
EXCESS NET CAPITAL	$	617,051
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.54 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Commission payable	$	1,730,818
Management fees payable		135,608
Accounts payable and accrued liabilities		645,466
Capital withdrawals payable		1,505,346
Total aggregate indebtedness	$	4,017,238
RECONCILIATION WITH PARTNERSHIP'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2002		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	2,351,775
Capital withdrawals payable (declared after Focus report filed)	(	1,505,346)
Net audit adjustments (primarily arising from year-end management fee accrual)		54,047
Increase in non-allowable assets	(	15,609)
Net capital per above	$	884,867

See independent auditors' report.

BETA CAPITAL MANAGEMENT, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND RECONCILIATION TO PARTNERSHIP'S
CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2002

CREDIT BALANCES	$	-
DEBIT BALANCES		-
Excess of total debits over total credits	$	-
RESERVE COMPUTATION		
Reserve requirement	$	-

RECONCILIATION TO THE PARTNERSHIP'S COMPUTATION
(INCLUDED IN PART IIA OF FORM UNAUDITED X-17a-5 AS OF DECEMBER 31, 2002)

The reconciliation to the Partnership's computation as of December 31, 2002 is not considered necessary as there is no difference from the audited computation.

See Independent Auditors' Report.

BETA CAPITAL MANAGEMENT, L.P.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

There are no customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).

There are no customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Partners
Beta Capital Management, L.P.
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of Beta Capital Management, L.P. (the Partnership) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
January 24, 2003

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com